Exhibit 4.14

Summary Translation
Strategic Cooperation Agreement between Aerospace Innotech Co., Ltd. and Dongguan Jiasheng Enterprise Co., Ltd.

January 9, 2016

Aerospace Innotech Co., Ltd. (“Innotech”) and Dongguan Jiasheng Enterprise Co., Ltd. (“Jiasheng”) entered into this cooperation framework agreement (the “Agreement”) to jointly develop and research on pets smart wearable products and its data platform construction.

The cooperation will include the business service protection in the pets smart wearable products field, R&D and production of pets smart wearable products and marketing development, as well as the construction, maintenance and management of the data platform for the pets smart wearable products.

Innotech will be responsible for the R&D and production of pets smart wearable products and the construction, maintenance and management of the data platform; Innotech will provide necessary technical support in the marketing development; Innotech will provide product solutions; and to protect Jiasheng’s competitive strengthen, Innotech will provide the business, the products and after sale service solely to Jiasheng in the pets smart wearable products market in which Jiasheng is active.

Jiasheng will be responsible for the marketing development, the collection and organizing of the information relevant to technology and business demands to provide feedback to Innotech. During the validity period of the Agreement, Jiasheng will market Innotech’s products only in the pets smart wearable products market. Jiasheng will sign a confidential agreement with Innotech to protect the design and product solutions provided by Innotech. Jiasheng, with Innotech’s written consent and determined period of time by both parties, may use the logo of China Aerospace for the marketing purpose. The detailed usage of said logo will be laid out separately.

All intellectual property resulted from the cooperation without infringing any third party’s IP rights will be equality claimed by both parties, unless it is stated otherwise in a formal agreement.

The Agreement is valid for 5 years starting the day of the execution and is renewable. Any party that breaches the terms will compensate the other party for any loss caused.

The Agreement is made into two copies.

/seal/ Aerospace Innotech Co., Ltd.

/seal/ Dongguan Jiasheng Enterprise Co., Ltd.